Spouse's Term Insurance Rider

The Benefit

Kansas City Life Insurance Company will pay the Insured Spouse's specified amount to the beneficiary under this rider upon receiving proof of the Insured Spouse's death on or before the expiration date and while this rider is in force.

The specified amount per unit of this rider on any monthly anniversary day is based on the Insured Spouse's age and is shown in the table below.  The number of units of coverage provided by this rider is shown in Section 1, Contract Data.

Table of Spouse’s Term Insurance
Insured Spouse’s Age	Specified Amt. Per Unit	Insured Spouse’s Age	Specified Amt. Per Unit	Insured Spouse’s Age	Specified Amt. Per Unit
20 & Under 21 22 23 24 25 26 27 28 29 30 31 32 33 34	$5000 $4900 $4800 $4700 $4600 $4500 $4400 $4300 $4200 $4100 $4000 $3900 $3800 $3700 $3600	35 36 37 38 39 40 41 42 43 44 45 46 47 48 48	$3500 $3400 $3300 $3200 $3100 $3000 $2900 $2800 $2700 $2600 $2500 $2400 $2300 $2200 $2100	50 51 52 53 54 55 56 57 58 59 60 61 62 63 64	$2000 $1900 $1800 $1700 $1600 $1500 $1400 $1300 $1200 $1100 $1000 $1000 $1000 $1000 $1000

Definition of Insured Spouse

Insured Spouse, whenever used in this rider, means the person named as the spouse of the Insured in the application for the contract or for this rider.

Paid-Up Insurance Benefit

If the Insured dies while the contract and this rider are in force (other than by suicide during the first two years), this rider will become fully paid-up and will continue in force to the rider expiration date without payment of any further premium.  The paid-up insurance has a cash value but will have no loan value and will not be eligible for dividends.

You may surrender the paid-up insurance for its cash value by giving written notice to us at any time.  The cash value within 31 days after a contract anniversary will be computed as of such anniversary.  We have the right to delay paying any cash value for up to six months from the date surrender is requested.

The cash value of the Insured Spouse's paid-up insurance is the net single premium for such insurance at the Insured Spouse's attained age.  The net single premium for paid-up insurance is based on the mortality table listed in Section 1, Contract Data. Our calculations are based on the contract’s guaranteed interest rate using continuous functions on an age that is defined in the base contract.

Ownership

Unless otherwise provided, the owner of this rider will be as follows:

(1)  the owner of the contract while the Insured is living; and

(2)  the Insured Spouse, after the death of the Insured.

Beneficiary

Any amount payable upon the death of the Insured Spouse will be paid, unless otherwise provided, to the owner of this rider, if living, otherwise to the owner's estate or legal successors.

Suicide

If the Insured or the Insured Spouse dies by suicide, while sane or insane, within two years of the effective date of this rider, the amount payable by us will be equal to the total cost of insurance and any expense charges associated with this rider.  If this rider terminates because of the Insured's death by suicide, the Insured Spouse has 31 days in which to convert the insurance according to the terms of the Conversion Provision.

Conversion of Spouse's Term Rider

The insurance on the Insured Spouse may be converted at any time to a new contract without evidence of insurability upon written request to us provided:

(1)  this rider is in force; and

(2)  the request for conversion on the Insured Spouse is made no later than 31 days after the expiration date.

The premium for the new contract will be based on the age of the Insured Spouse on the contract date of the new contract.  The first premium for the new contract must be paid before it will take effect.

New Contract

The new contract may be on any permanent life contract then being issued by us.  You will not be allowed to convert to a term contract.

The amount of insurance of the new contract may not be more than the insurance provided by this rider at the time of conversion.

We will not allow conversion to a contract which is less than the minimum amount we issue.

Any insurance under this rider which is converted to a new contract will terminate at the time the new contract takes effect.

The time period of the suicide and incontestability provisions of any new contract will begin on the effective date of this rider.

The new contract will be issued on the same risk class as this rider.

Availability of Riders

The new contract may include additional riders only with our consent.  The time period of the suicide and incontestability provisions of any new contract will apply to these riders from the effective date of the new contract.

Temporary Insurance

If the Insured Spouse dies during the 31-day period after the expiration date and before applying for conversion, we will pay a death benefit.  The death benefit will be equal to the specified amount in force immediately prior to the expiration date.

General Provisions

The following provisions apply to this rider:

(1)  this rider is made a part of the contract to which it is attached;

(2)  this term insurance is subject to all the provisions of this rider and the applicable contract provisions;

(3)  the effective date of this rider is the same as that of the contract unless this rider is added at a later date. The effective date of this rider will then be specified in the rider description in Section 1, Contract Data.  The time period of the incontestability provision of the contract will apply to this rider from the effective date of this rider;

(4)  the cost for this rider is shown in Section 1, Contract Data;

(5)  this rider is nonparticipating.  It will not participate in any of our profits, losses or surplus earnings;

(6)  this rider will not participate in the investment experience of the variable account;

(7)  this rider does not provide for cash or loan values except as provided in the Paid-Up Insurance Benefit Provision; and

(8)  the expiration date of this rider is the contract anniversary on which the Insured Spouse's age is 65.

Cancellation

This rider may be cancelled by you at any time.  The cancellation will be effective on the day of the month which coincides with the contract anniversary date.  Your request must be in writing and filed with us prior to this date.  We may require that the contract be submitted for endorsement to show the cancellation.

Termination of Rider

This rider terminates on the earliest of:

(1)  the date the contract terminates for any reason;

(2)  the date this rider is cancelled by you;

(3)  the date any charge for this rider or the contract is in default beyond the end of its grace period;

(4)  the date any insurance on the Insured Spouse is converted; or

(5)  the expiration date of this rider.

Signed for Kansas City Life Insurance Company, a stock company, at its Home Office, 3520 Broadway, PO Box 219139, Kansas City, MO 64121-9139.

Secretary	President, CEO and Chairman